Filed Pursuant to Rule 433

Registration No. 333-257399

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES N

$2,000,000,000

6.204% FIXED/FLOATING RATE SENIOR NOTES, DUE NOVEMBER 2028

FINAL TERM SHEET

Dated November 7, 2022

Relating to the Preliminary Pricing Supplement dated November 7, 2022 (the “Preliminary Pricing Supplement”)

Issuer:	Bank of America Corporation
Ratings of this Series*:	A2 (Moody’s)/A- (S&P)/AA- (Fitch)
Title of the Series:	6.204% Fixed/Floating Rate Senior Notes, due November 2028 (the “Notes”)
Aggregate Principal Amount Initially Being Issued:	$2,000,000,000
Issue Price:	100%
Selling Agents’ Commission:	0.35%
Net Proceeds to Issuer:	$1,993,000,000
Trade Date:	November 7, 2022
Settlement Date:	November 10, 2022 (T+3)
Maturity Date:	November 10, 2028
Ranking:	Senior
Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000
Fixed Interest Rate:	6.204% per annum payable semi-annually in arrears for each semi-annual Interest Period from, and including, the Settlement Date to, but excluding, November 10, 2027 (the “Fixed Rate Period”).
Floating Interest Rate:	Base Rate plus the spread of 199 basis points per annum, payable quarterly in arrears for each quarterly Interest Period from, and including, November 10, 2027 to, but excluding, the Maturity Date (the “Floating Rate Period”).
Base Rate:	Compounded SOFR, which is a compounded average of daily SOFR (the Secured Overnight Financing Rate) as determined for each quarterly Interest Period during the Floating Rate Period in accordance with the Payment Delay Convention as set forth under “Description of the Notes—Floating-Rate Notes—Payment Delay Notes—Compounded SOFR, Compounded SONIA and Compounded CORRA—Determination of Compounded SOFR (Payment Delay)” in the Issuer’s Series N Prospectus Supplement dated August 4, 2021 (the “Prospectus Supplement”).
Compounded SOFR Convention:	Payment Delay Convention. See “Description of the Notes—Floating-Rate Notes—Payment Delay Notes” in the Prospectus Supplement.
Interest Periods:	During the Fixed Rate Period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Settlement Date) to, but excluding, the next Interest Payment Date.

During the Floating Rate Period, each quarterly period from, and including, an Interest Period Demarcation Date (or, in the case of the first Interest Period during the Floating Rate Period, November 10, 2027) to, but excluding, the next Interest Period Demarcation Date (or, in the case of the final Interest Period, the Maturity Date or, if the Notes are redeemed, the redemption date).
Interest Period Demarcation Dates:	The 10th of each February, May, August and November, commencing February 10, 2028 and ending on the Maturity Date or, if the Issuer elects to redeem the Notes prior to the Maturity Date, ending on the redemption date.
Interest Payment Dates:

During the Fixed Rate Period, May 10 and November 10 of each year, beginning May 10, 2023 and ending November 10, 2027.

During the Floating Rate Period, the second Business Day following each Interest Period Demarcation Date; provided that the Interest Payment Date with respect to the final Interest Period will be the Maturity Date or, if the Notes are redeemed, the redemption date.

Rate Cut-Off Date:

The second U.S. Government Securities Business Day prior to the Maturity Date or redemption date, as applicable.

For purposes of calculating Compounded SOFR with respect to the final Interest Period, the level of SOFR for each U.S. Government Securities Business Day in the period from, and including, the Rate Cut-Off Date to, but excluding, the Maturity Date or redemption date, as applicable, shall be the level of SOFR in respect of such Rate Cut-Off Date.

Day Count Convention:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period
Business Days:	During the Fixed Rate Period, New York/Charlotte During the Floating Rate Period, New York/Charlotte and U.S. Government Securities Business Day
Business Day Convention:	During the Fixed Rate Period, Following Unadjusted Business Day Convention During the Floating Rate Period, Modified Following Business Day Convention (Adjusted)
Treasury Benchmark:	5 year U.S. Treasury, due October 31, 2027
Treasury Yield:	4.384%
Treasury Benchmark Price:	98-27 1/4
Spread to Treasury Benchmark:	182 bps
Reoffer Yield:	6.204%
Listing:	None
Lead Manager and Sole Book-Runner:	BofA Securities, Inc.
Joint-Lead Managers:	Academy Securities, Inc. Blaylock Van, LLC Loop Capital Markets LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC
Co-Managers:	AmeriVet Securities, Inc.

Apto Partners, LLC

Cabrera Capital Markets, LLC

CastleOak Securities, L.P.

C.L. King & Associates, Inc.

Great Pacific Securities

Independence Point Securities LLC

MFR Securities, Inc.

Penserra Securities LLC

Stern Brothers & Co.

Telsey Advisory Group LLC

Tigress Financial Partners, LLC

CUSIP:	06051GLC1
ISIN:	US06051GLC14

Optional Redemption:	The Issuer may redeem the Notes at its option, (a) in whole, but not in part, on November 10, 2027, or (b) in whole at any time or in part from time to time, on or after October 10, 2028 and prior to the Maturity Date, in each case, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to holders of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date.

Optional Make-Whole Redemption:	The Issuer may redeem the Notes, at its option, in whole at any time or in part from time to time, on or after May 10, 2023 (or, if additional Notes are issued after November 10, 2022, on or after the date that is six months after the issue date of such additional Notes), and prior to November 10, 2027, upon at least 5 business days’ but not more than 60 calendar days’ prior written notice to the holders of the Notes, at a “make-whole” redemption price calculated as set forth in the Prospectus Supplement under “Description of the Notes—Redemption—Make-Whole Redemption.” For purposes of the make-whole redemption, the “spread” is 30 basis points.

Use of Proceeds:	Eligible Equality Progress Social Assets and Eligible Green Assets, as described in the Preliminary Pricing Supplement.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

Bank of America Corporation (the “Issuer”) has filed a registration statement (including the Preliminary Pricing Supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering, including additional information about SOFR as well as risks relating to SOFR. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the Preliminary Pricing Supplement, prospectus supplement and prospectus if you request them by contacting BofA Securities, Inc., toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bofa.com or dg.prospectus_requests@bofa.com.

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